[redacted]

BB

SECI 08029164 IMISSION
Washington, D.C. 20549

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/2007___ AND ENDING __12/31/2007*_______
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Popular Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
208 Ponce de Leon Ave. Suite 1200
(No. and Street)

San Juan	**PR**	**00918**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Beatriz Díaz **(787) 758-7400 ext. 4759**
(Area Code – Telephone No.)

SEC Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

FEB 29 2008

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers
(Name – *of individual, state last, first, middle name*)

Washington, DC
111

254 Munoz Rivera Ave.	**San Juan**	**PR**	**00918**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

Affidavit No. 551

I, Michael McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Popular Securities Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

In San Juan, Puerto Rico this 26th day of February, 2008.

Signature

President
Title

Notary Public

CONSUELO M. SIFRE-GARCIA
ABOGADA • NOTARIO

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Popular Securities, Inc.

(a wholly-owned subsidiary of Popular, Inc.)

Statement of Financial Condition

December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
254 Muñoz Rivera Avenue
BBVA Tower, 9th Floor
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Auditors

To the Board of Directors and Stockholder of
Popular Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Popular Securities, Inc. (the "Company") (a wholly-owned subsidiary of Popular, Inc.) at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2008

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2010
Stamp 2287579 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Popular Securities, Inc.
(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
December 31, 2007

(dollars in thousands, except share data)

Assets	
Cash	$ 3,218
Securities purchased under agreements to resell	145,871
Securities owned, at fair value	
Pledged securities with creditors' rights to repledge	47,283
Other securities owned	31,078
Held in segregation	273
Receivables from broker-dealers and counterparties	5,904
Accrued interest receivable	854
Prepaid income taxes	116
Fixed assets, net of accumulated depreciation and amortization of $2,217	1,850
Deferred tax asset, net	1,323
Goodwill and other intangibles	4,045
Other assets	5,301
Total assets	$ 247,116
Liabilities and Stockholder's Equity	
Securities sold under agreements to repurchase	$ 186,253
Payables to broker-dealers and counterparties	2,311
Accrued interest payable	308
Accounts payable to affiliates	570
Accrued employee compensation and benefits	3,157
Deferred compensation	3,132
Other liabilities	2,426
Total liabilities	198,157
Commitments (Note 14)	
Stockholder's equity	
Capital stock, $25 stated value; 10,000 shares authorized; 1,000 shares issued and outstanding	25
Treasury stock, at cost	(664)
Additional paid-in capital	15,713
Retained earnings	33,885
Total stockholder's equity	48,959
Total liabilities and stockholder's equity	$ 247,116

(dollars in thousands, except share data)

1. Nature of Business and Summary of Significant Accounting Policies

Popular Securities, Inc. (the "Company") is engaged in investment banking, brokerage and financial advisory services and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates principally in the Commonwealth of Puerto Rico and is a wholly-owned subsidiary of Popular, Inc.

The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation 5105.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the more significant accounting policies followed by the Company:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Income Recognition

Securities owned transactions are recorded on the trade date, as if they had settled. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis for the institutional division and on a settlement-date basis for the retail division. The difference between the settlement date basis used for the retail division and the trade date basis required by GAAP is not material. Investment banking revenue is recorded as follows: 1) underwriting fees at the time the underwriting is completed and income is reasonably determinable, 2) corporate finance advisory fees as earned, according to the terms of the specific contracts and 3) sales concessions on a trade-date basis.

Securities Owned

Financial instruments owned and financial instruments sold but not yet purchased are recorded on a trade date basis and are carried at fair value. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate such as market prices for related or similar financial instruments and upon yield, credit quality, prepayment terms, volatility, and other economic factors. Unrealized gains and losses on securities, forward, future and option contracts, if any, are reflected in the Statement of Income.

The Company self clears its proprietary transactions. Non-proprietary transactions are cleared by its clearing broker.

(dollars in thousands, except share data)

Securities Purchased/Sold Under Agreements to Resale/Repurchase
Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. Interest income and expense related to these agreements is recorded on the accrual basis.

It is the Company's policy to take possession of securities purchased under resale agreements and such collateral is not reflected in the financial statements. The Company monitors the market value of the securities received as collateral under the resale agreements as compared to the related receivable, including accrued interest, and requests additional collateral when deemed appropriate.

The Company maintains control over the securities sold under repurchase agreements. The securities pledged as collateral under such agreements are included in the financial statements.

Receivables and Payables to Broker-Dealers and Counterparties
At December 31, 2007, receivables and payables to broker dealers and counterparties consist of the following:

Receivables		
Clearing broker	$	1,741
Investment banking fees		1,255
Securities failed to deliver		1,103
Other		1,805
	$	5,904
Payables		
Securities failed to receive	$	2,095
Other		216
	$	2,311

Fixed Assets
Fixed assets are composed of furniture, equipment and leasehold improvements. Furniture and equipment, are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 10 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Other Assets
Included in Other Assets are forgivable loans made to financial consultants, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the terms specified in each agreement, which is generally four to nine years, using the straight-line method. Total forgivable loans as of December 31, 2007 amounted to approximately $4,531.

Income Taxes
A deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences. A related valuation allowance is recognized when it is more likely than not that the deferred tax asset will not be realized. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in

(dollars in thousands, except share data)

taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled.

Temporary differences giving rise to deferred tax assets and liabilities are attributable to deferred compensation, and other revenues and expenses which are reported for tax purposes in different years than for financial reporting purposes.

Goodwill and Other Intangibles
Goodwill represents the excess of the purchase price and related costs over the value assigned to net assets acquired. Other intangible assets are recognized separately from goodwill when they arise from contractual or other legal rights or are separable and their fair value can be measured reliably. Goodwill will not be amortized but rather will be tested at least annually for impairment. Other intangible assets that have a finite useful life are amortized over a period based on the expected useful life.

Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" (SFAS 157"). SFAS 157 defines fair value and establishes a consistent framework for measurement of fair value. Additionally, SFAS 157 eliminates the requirement to defer calculated profit or loss on transaction values that include unobservable inputs "Day 1 profit or loss" and eliminates the use of block discounts for securities traded in an active market. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS 157 should be applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit or loss. Those changes should be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. The Company believes the adoption of SFAS 157 will not have a significant impact on the statement of Financial Condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities- Including and Amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. For any eligible items that exist at the effective date for which an entity chooses to elect the fair value option, the effect of the first remeasurement to fair value shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings. The Company is currently assessing the impact SFAS 159 will have on its Statement of Financial Condition.

In June 2006, the FASB issued FASB interpretation No. 48 Accounting for Uncertainty in Income Taxes- an interpretation of SFAS No. 109, ("FIN 48"), which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions. The Company adopted the provisions of FIN 48 on January 1, 2007. The implementation of FIN 48 did not have a significant impact on the Company.

(dollars in thousands, except share data)

2. Securities Owned

Securities owned, at fair value, as of December 31, 2007 were as follows:

United States Government and its agencies	$	5,038
State and municipal governments		14,097
Mortgage-backed securities		34,084
Corporate and other securities		18,920
Commercial Paper		6,495
	$	78,634

During the year ended November 30, 2004, the Company transferred approximately $61 million of GNMA mortgage-backed securities to an irrevocable trust in exchange for collateralized mortgage obligation (CMO) certificates. The Company derecognized the mortgage-backed securities transferred given that it relinquished control over such securities. The mortgage-backed securities transferred were accounted for at fair value prior to securitization. The Company subsequently retained approximately $25 million of such certificates including a residual interest certificate (interest only). Such residual interests are accounted for at fair value and included in the "Mortgage-backed securities" caption above. Cash flows received on the residual retained interest were approximately $889 for the year ended December 31, 2007.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the residual retained interest, for which fair value is based on discounted cash flows, and the sensitivity of those fair values to immediate adverse changes of 10% and 20% in those assumptions:

Fair value of residual retained interest	$	2,115
Weighted-average life (in years)		4.33
Prepayment speed assumption (annual rate)		13.50%
Impact on fair value of 10% adverse change	$	(113)
Impact on fair value of 20% adverse change	$	(208)
Discount rate (annual)		14.93%
Impact on fair value of 10% adverse change	$	(79)
Impact on fair value of 20% adverse change	$	(152)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 and 20 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the residual retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments, which might magnify or counteract the sensitivities).

3. Securities Owned Held in Segregation

U.S. Treasury Bills with a market value of $273 have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(dollars in thousands, except share data)

4. Securities Purchased Under Agreements to Resell

The securities underlying the agreements to resell were delivered to, and are held by the Company. The counterparties to such agreements maintain effective control over such securities. Although the Company is permitted by contract or custom to repledge the securities, it has agreed to resell to the counterparties the same or substantially similar securities at the maturity of the agreements.

The fair value of the collateral securities received by the Company on these transactions as of December 31, 2007 was as follows:

Repledged	$ 146,918
Not repledged	13,987
	$ 160,905

The repledged securities were used as underlying collateral for securities sold under agreements to repurchase.

5. Goodwill and Other Intangibles

On December 7, 2007, the Company acquired from Citigroup Global Markets, Inc. the Puerto Rico operations of the broker-dealer Smith Barney in order to expand the Company's retail business. As part of the agreement, Smith Barney transferred to the Company approximately $1.2 billion in assets under management. The Company paid approximately $3,962 as consideration for this transaction. In addition, the asset purchase agreement provides for certain contingent payments if certain conditions are met at future specified dates.

The transaction was accounted under the purchase method of accounting. The purchase price was allocated between goodwill and other intangible assets. Legal fees related to the purchase transaction amounting to approximately $83 were recorded as an addition to goodwill.

6. Securities Sold Under Agreements to Repurchase

The following table summarizes certain information on securities sold under agreements to repurchase as of December 31, 2007.

Securities sold under agreements to repurchase	$ 186,253
Maximum aggregate balance outstanding at any month-end	$ 291,931
Average monthly aggregate balance outstanding	$ 239,666
Weighted average interest rate	
At December 31, 2007	5.36%
For the period	5.64%

(dollars in thousands, except share data)

7. Subordinated Borrowings

The Company has a revolving subordinated loan agreement with Popular, Inc. maturing on November 15, 2012. Under the agreement, the Company may borrow up to $50,000. The interest rate on this loan is adjusted quarterly to the comparable floating spread for three-months LIBOR plus 12.5 basis points. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule. The Company had no borrowings outstanding during the year under this agreement.

8. Deferred Compensation

Plan A
Under the deferred compensation plan for the institutional division employees, participants are required to defer a portion of their incentive performance bonus. The amount deferred and interest thereon are paid to participants as follows: (a) 50% on or before January 31 of the second fiscal year following the fiscal year for which such amounts were contributed and (b) 50% on or before January 31 of the third fiscal year following the fiscal year for which such amounts were contributed.

Total amount deferred related to this plan included in deferred compensation as of December 31, 2007 amounted to $826.

Total liability under this plan not deferred, included in accrued employee compensation and benefits, amounted to $1,884.

Plan B
The Company's institutional division also offered a Voluntary Deferred Compensation Plan under which the employees deferred a portion of their incentive performance bonus (IPB) payable based on the employee's years of service to the Company subject to approval of the Board of Directors. Each employee could voluntarily participate in the Plan if his total compensation, during a fiscal year of the Company, was at least $150. In any given year, twenty percent (20%) of a participant's IPB was available for voluntary deferral and credited to such participant's account. Amounts deferred and interest credited to each participant's account in any given year was generally payable on or before January 31, of the 5th fiscal year following the fiscal year for which such amounts were contributed or in the event of the death or disability of a participant. In the event of retirement, plan participants continued to have all rights and obligations under the Plan until all deferred amounts had been paid out. This plan was terminated during January 2007.

Plan Trust
On October 22, 1999 the Company created a trust (the "Trust") to invest the amount deferred under Plans A and B, if so elected by the participant. The Trust's assets are subject to the claims of the Company's creditors in the event of the Company's insolvency until paid to each Plan's participants at such times as specified above.

On January 2007, the Company distributed to the participants the 46,989 shares of common stock held in the Trust related to Plan B and its respective termination.

The principal balance held by the Trust and any realized and unrealized appreciation are exclusively for the benefit of each Plan's participants. As of December 31, 2007, the Trust had 30,876 shares of common stock of Popular, Inc. related to Plan A. These shares are carried at cost, as treasury stock in the Statement of Financial Condition.

(dollars in thousands, except share data)

Plan C

Under the deferred compensation plan for the retail division employees, the participants' deferred compensation must be deferred completely. The principal and interest thereon have a vesting period of five years. The deferred compensation expense related to this plan is recognized over the vesting period. The interest on the principal amount deferred is the result of earnings of the investment of such principal in certain financial instruments as defined by Plan C.

Total plan liability as of December 31, 2007 amounted to $1,884 included as deferred compensation in the Statement of Financial Condition.

9. Employee Benefit Plan

The Company maintains a contributory savings plan which is available to employees with more than three months of service. Company contributions include a matching contribution and an additional discretionary profit sharing contribution. Employees are fully vested on these contributions after five years of service. The Plan's trustee is an affiliated company.

10. Income Taxes

Temporary differences which give rise to the deferred tax asset at December 31, 2007, are as follows:

Deferred tax asset	
Deferred compensation	$ 1,237
Other	86
Net deferred tax asset	$ 1,323

11. Financial Instruments

The financial instruments of the Company are reported in the Statement of Financial Condition at market or estimated fair value or at carrying values that approximate fair values, because of their short-term nature.

Fair values for financial instruments are based on quoted market prices, quoted prices for similar financial instruments or various pricing models based on discounted anticipated cash flows.

Transactions involving financial instruments sold, not yet purchased, entail an obligation to purchase a financial instrument at a future date. The Company may incur a loss if the market value of the financial instrument subsequently increases prior to the purchase of the instrument.

12. Derivatives

Derivative contracts are financial instruments, such as future, forward, swap or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

(dollars in thousands, except share data)

Most of the Company's derivative transactions are entered into for trading purposes. The Company uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as means of risk management.

By using derivative instruments, the Company exposes itself to credit and market risk. If a counterparty fails to fulfill its performance obligation under a derivative contract, the Company's credit risk will equal the fair-value gain in a derivative. Generally, when the fair value of a derivative contract is positive, this indicates that the counterparty owes the Company, thus creating a repayment risk for the Company. The repayment risk is minimized by requiring posting of collateral within certain thresholds. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk.

Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date at a specified price. The risk involved with purchased option contracts is normally limited to the price of the options. Interest rate future contracts are commitments to either purchase or sell designated instruments, such as U.S. Treasury securities, at a future date for a specified price. Future contracts are generally traded on an exchange, and are marked to market daily, and are subject to margin requirements.

The notional amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

As of December 31, 2007, the Company had two interest rate swap contracts outstanding with aggregated notional amounts of $51,620, maturing on March 30, 2008. Market value changes on these swaps are recognized in the Statement of Income in the period that such changes occur. Included in the Statement of Financial Condition as securities owned and other liabilities are a derivative asset of $93 and a derivative liability of ($93), respectively, related to the fair value of the aforementioned interest rate swaps.

During 2006 the Company entered into a credit default swap with Lehman Brothers. The gross notional amounts of credit default swap as of December 31, 2007 amounted to $33,463. The fair value of this derivative financial instrument was $0 at December 31, 2007.

The Company entered into mortgage-backed securities (TBAs) for trading purposes. The gross notional amounts of these forward commitments to sell as of December 31, 2007 amounted to $5,000 and the gross notional amount of the commitments to purchase amounted to $5,000. The fair value of these derivative financial instruments at December 31, 2007 amounted to $15 and ($16), respectively.

13. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Also, the Company's main business is with individual customers and corporations in Puerto Rico.

(dollars in thousands, except share data)

14. Commitments and Contingent Liabilities

At December 31, 2007, the Company has obligations under a number of noncancelable leases with affiliates, for office space which require rental payments as follows:

Year	Minimum Payments
2008	$ 622
2009	650
2010	558
2011	18
	$ 1,848

Certain lease agreements contain provisions for future rent increases. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is charged to "Deferred rent obligation", which is included in "Accounts payable to affiliates" in the accompanying Statement of Financial Condition. Total Deferred rent obligation as of December 31, 2007 amounted to $244.

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition, operating results or liquidity of the Company although those might be material to operating result for any particular period, depending, in part, upon operating results for that period.

15. Clearance Agreements

The Company has clearing and custody agreements with National Financial Services, Inc. ("NFS"), for its retail brokerage operation. The Company's institutional division self-clears its transactions through Bank of New York. NFS is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, NFS clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis.

16. Guarantees

Under the terms of the clearance agreements with NFS, the clearing broker has the right to charge us for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition and operating results. The Company is unable to develop an estimate of the maximum assumptions under these

(dollars in thousands, except share data)

agreements and the probable exposure, however, the exposure at December 31, 2007 was immaterial.

17. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Statement of Financial Condition at December 31, 2007 included $85,143 and $4,625 in repurchase and resell agreements, respectively, with affiliates. Accrued interest payable and receivable related to these transactions amounted to $86 and $7, respectively.

At December 31, 2007, the Company owned securities issued by affiliates and affiliated funds with a fair value of approximately $14,978.

18. Stock Option Plan

The Company participates in Popular, Inc.'s stock option plan, which permits the granting of incentive awards in the form of qualified stock options, incentive stock options, or non-statutory stock options of Popular, Inc. This plan provides for the issuance of Popular Inc.'s common stock at a price equal to its fair market value at the grant date, subject to certain plan provisions. The maximum option term is generally ten years from the date of grant.

Popular, Inc. uses the fair value method of recording stock options as described in Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation". All future stock option grants will be expensed over the stock option vesting period based on the fair value at the date the options are granted.

19. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a net capital equal to the greater of $250 or 2% of aggregate debit items computed in accordance with the Rule. At December 31, 2007, the Company's net capital of $10,101 was $9,568 in excess of required net capital of $533. The Company's ratio of debt to equity was 0%, which is below the maximum requirement specified by the Rule.

20. Discontinued Operations

During November 2007 the Company approved a termination plan as part of a strategic decision to exit its investment banking, sales and trading business in New York, Chicago, and Texas. The termination plan was implemented during December 2007 and completed in January 2008. At December 31, 2007 the Company's U.S. operations were classified as discontinued operations and its results for the year ended December 31, 2007 were reported separately in the Statement of Income.

In relation to this decision, the Company accrued one-time employee termination benefits and contract termination costs of $496 and $246, respectively.

END